SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                               Liberty Mint, Ltd.
                  --------------------------------------------
                 (Name of Small Business Issuer in Its Charter)




              Colorado                                 84-14092 19
             ----------                               -------------
    (State or Other Jurisdiction of                 (I.R.S. Employer
    Incorporation or Organization)                  Identification No.)




                       651 Columbia Lane Provo, Utah     84604
                    --------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)



                                  801-373-9300
                             -----------------------
                (Issuer's Telephone Number, Including Area Code)



    Securities to be registered under Section 12(b) of the Exchange Act: None

             Securities to be registered under Section 12(g) of the
                                 Exchange Act:

                    Title of Each Class to be so registered:

                           Common Stock (No Par Value)
                         Preferred Stock (No Par Value)


       Name of Each Exchange on Which Each Class is to be Registered: N/A

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I


Item 1.     Description of Business............................................1

Item 2.     Management's Discussion and Analysis or Plan of Operation..........7

Item 3.     Description of Property...........................................12

Item 4.     Security Ownership of Certain Beneficial Owners and Management....12

Item 5.     Directors, Executive Officers, Promoters and Control Persons.. ...13

Item 6.     Executive Compensation............................................14

Item 7.     Certain Relationships and Related Transactions....................15

Item 8.     Description of Securities.........................................15


                                     PART II

Item 1.     Market for Common Equity and Related Stockholder Matters..........16

Item 2.     Legal Proceedings.................................................17

Item 3.     Changes in and Disagreements with Accountants.................... 17

Item 4.     Recent Sales of Unregistered Securities...........................18

Item 5.     Indemnification of Directors and Officers.........................19


                                    PART F/S

Financial Statements..........................................................21


                                    PART III


Item 1.    Index to Exhibits..................................................22

Signatures....................................................................23

     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Corporate Organization

     As used herein the term "Company" refers to Liberty Mint, Ltd., its subsidiaries and predecessors, unless indicated otherwise. Liberty Mint, Ltd. was originally incorporated in the State of Colorado on March 15, 1990 as St. Joseph Corp. VI. The Company changed its name to Petrosavers International, Inc. on July 26, 1993, and again changed its name to Hana Acquisitions, Inc. on September 12, 1996. On June 9, 1997, the Company changed its name to Liberty Mint, Ltd. Subsequently, in June of 1997, the Company acquired a 90 percent majority interest in Liberty Mint, Inc., a Utah Corporation. Before the acquisition of Liberty Mint, Inc. the Company had not engaged in any material operations. The Company is a holding company that owns a majority interest in three subsidiaries, Liberty Mint Marketing, Inc., a wholly owned subsidiary, The Great Western Mint, Inc., a wholly owned subsidiary and Liberty Mint, Inc., a 90% owned subsidiary. The Company's operations consists of developing, manufacturing, and marketing custom-minted commemorative and collectibles in both precious and non-precious metals. The Company's primary products are custom coins and silver sculptures.

B.       Description of Business

     Since 1984, the Company has provided custom minting services for foreign countries, domestic states, municipalities, Fortune 500 companies, educational institutions, and nonprofit organizations. The Company's business is primarily comprised of manufacturing and designing custom coins. Under prior management, the Company generated revenues primarily as a manufacturer which did not generate adequate sales growth or profit. Consequently, the Company under new management has decided to expand its source of revenues by not only manufacturing products, but also by designing and creating new products that the Company can sell as a wholesale and retail distributor. The Company has identified three areas that its wholesale and retail marketing efforts will be based upon: freedom / patriotic themes under the name of Liberty Mint, entertainment collectibles under the trade name of Superstar Commemorative Collector Series ("SCCS"), and western art and collectibles with a tentative trade name of Jackson Hole Collectibles.

     In addition, the Company's efforts are being focused upon increasing sales through improving and expanding its marketing and distribution methods. As a result of the Company's new direction, it has successfully marketed products on a limited basis to the public. The Company's product lines are currently derived from the use of licenses and rights to produce various collectibles which include public personalities and popular events. The Company intends to continue the use of its existing licenses and plans to make a concerted effort to obtain additional licenses and marketing rights to use images of public personalities, sports heros and popular events. As it obtains additional licences, the Company will seek to develop niche products designed to appeal to the public. Upon the development of various products, the Company will then focus on developing wholesale, retail, and direct marketing strategies to create ongoing demand for its products.

C. Description of Products and Services

     Custom Minting. These products and services include minting custom, premium and promotional items for companies and other organizations. The purchasers of these items generally include: businesses, sports organizations, collectors' organizations or retail companies, and art enthusiasts. The customers have largely been corporations and organizations that want to commemorate various events or milestones, or to promote a product or idea. The customers generally use these products for the following reasons: to commemorate an event; as a prestigious award; as fund-raisers for schools, sports teams and nonprofit organizations; as sales incentives and recognition awards; and as an enduring form of advertising.

     An example of some of the coin projects that the Company has created and manufactured have ranged from gold retirement coins for retiring Dow Chemical employees, to silver coins given to prospective Chrysler customers who take a test drive. These projects have usually originated from the efforts of the Company's representatives who introduce the idea to prospective corporate clients.

     Superstar Commemorative Collector Series. The Superstar Commemorative Collector Series ("SCCS") trade name has been in use by the Company for approximately two years. Under this label the Company produces commemorative collector coins of the world's superstars. The Company has obtained licencing from a joint distribution contract with Signatures Network ("Signatures"), formally Sony Signatures, and is currently in negotiations to extend the contracts with Signature until the year 2001. Coins have already been created for Elvis, Celine Dion, Alan Jackson, Kiss, Michael Jackson, and others. The Company will continue to negotiate with other companies in the entertainment industry to continue to gain the rights to more superstars. Through SCCS, the Company will attempt to expand and further develop this market because of its significant potential to generate revenues. In addition, the Company currently supplies 1400 stores nation wide with the SCCS series. Marketing and distribution of SCCS will be done through local collectibles retailers, music, and musical equipment stores. The Company hopes to achieve mass market distribution through retail chain stores.

     Western Art and Collectibles. The Company believes that western art and collectibles products have significant potential to generate sales. The Company intends to pursue western art sales through its subsidiary, The Great Western Mint, Inc. and under the trade name Jackson Hole Collectibles.

     In the past the Company has cast three of Remington's sculptures: The Broncho Buster, The Mountain Man, and The Rattlesnake. Each edition consists of 100 sculptures cast from 1,000 ounces of pure silver and are sold out. The Company plans to develop additional sculptures authorized by various museums including a series of smaller Remington sculptures.

     Bullion Silver Rounds. The Company produces bullion silver rounds on a limited basis (one troy once, .999 pure medallions) to investors (this was the mainstay of business from 1984 to 1987). The Company does not consider this a viable or profitable area of business and in the future will focus on the higher margin areas mentioned above.

D.  Marketing and Distribution.

         Print Advertising. The marketing strategy for the next twelve months will be for the Company to increase its exposure to potential business and wholesale clientele by advertising in multiple monthly trade and industry publications, as well as business magazines. This exposure will familiarize and supply business groups with information about the Company and the premium incentives and promotions available for their company or group. This has historically been the most successful advertising method for the Company and has consistently produced the best sales results.

     Direct Marketing. The Company will market Jackson Hole Collectibles directly to the customer through direct mail and other traditional marketing techniques, including the Internet. The Company currently owns and operates a website, that will continue to be used in the future.

     The marketing plan for the SCCS is composed of multiple direct marketing strategies devised by the Company and Signature. The plan outlines aggressive niche marketing programs designed to maximize product exposure and recognition which, in turn, should spawn sales. The Company will also continually engage in test marketing to assess the future possibility of expanded mass marketing and retail sales options. Two primary areas have been developed by the SCCS partners:


     The Company will attempt to develop direct marketing porgrams, which target fans and the general public to generate "non-concert" retail sales. The SCCS agreement allows the Company and Signatures to jointly develop and offer commemorative coins through CD and catalog inserts as well as other various direct marketing opportunities. To this end, SCCS will seek out associations with existing companies which have proven track records in mass marketing collectibles.

     In conjunction with the foregoing, the Company will attempt to take full advantage of the ongoing publicity which surrounds high-profile SCCS clients. In so doing, it may be possible to reduce advertising and promotional costs while still creating new opportunities to increase awareness in target markets. The Company also foresees the necessity of press releases, promotions with local media and interviews with media personalities. In addition, cross-marketing promotions with national sponsors will be attempted. The Company will continue its efforts to procure additional rights for popular persons or events.

     Internet Marketing. The Company has developed an Internet website that it believes will become a significant part of its future marketing program. The Company will attempt to establish channels over the Internet to market and distribute its custom collectibles. The major emphasis will be placed on the SCCS and Jackson Hole Collectibles product lines.

E. Business  Relationships, Custom Projects, and Licenses

     Disney Custom Minting Projects. The Company currently supplies collectible coins to Disneyland and Disneyworld which are sold in their exclusive gallery stores. In addition, Disneyland and Disney World have decided to produce a yearly issue, similar to a U.S. Proof set and non-precious medallions. The Company has received orders from the Disney Store organization, the Disney Catalog, Disney Hotel, and Disney Cruise Lines.

     The Signatures Network (formally Sony Signatures) Joint Venture. Liberty Mint, Inc. has entered into a joint venture manufacturing and distribution agreement with Signatures. The partnership will merchandise collectible coins of legendary bands and entertainers. The joint venture resulted in launching the "Superstar Commemorative Collection Series(TM)" which develops collectible products with fan appeal. Signatures creates innovative merchandising, licensing and marketing programs based on film, television, music, sports and lifestyles artists. Signatures represents an elite group of over 80 musical artists and groups, including superstars such as Michael Jackson, The Beatles, Celine Dion, Kiss, Elvis, John Lennon and Leann Rimes. Signatures will also work with the Company to provide access to other top entertainment talents not presently in the Signatures portfolio.

     The terms of the agreement, effective September 1, 1996, provide the Company with exclusive United States and non-exclusive International rights to manufacture and sell articles embodying the name and/or image of Signatures musical artists. The original term of the agreement was until August 31, 1999. The Company is currently in negotiations with Signatures to extend the agreement until the year 2001. Under the terms of the new agreement the Company will pay Signatures a fee of 20% of all gross sales revenues from the Signatures articles, whether sold by Signatures or its representatives or sold directly by the Company. All articles and all artwork is subject to Signatures' discretionary approval. The Company will be responsible to pay royalties to Signatures applicable to each licensor (artist). These royalties will vary depending upon the artist and the articles manufactured and sold. The parties have come to an agreement in principal but have not yet finalized an extension.

F.  Competitive  Business Conditions

     Collectible Industry. Collectibles consumers are using a much broader range of sources to buy collectibles than they did in the past. "Collectible industry sales grew 6.2% in 1998, reaching $10.65 billion at retail, up from $10.05 billion in 1997," according to the "Collectibles Business" Newsletter in April 1999. Of this total, the Internet generated $280 million in sales and captured 3% share of the total market in 1998.

     The collectibles industry is highly segmented into niche markets, with relatively large numbers of companies supplying very highly specialized products. Among a total of 800 companies about 80% of the companies have annual sales of five million or less. The largest competitors in the retail sector hold less than approximately 20% of the total share of the retail market. The leading competitors tend to manufacture a wide range of products, thus accounting for their dominant position in the market, while smaller competitors tend to limit production to one or two product forms only.

     Several of the Company's competitors are significantly larger than the Company and possess greater resources and market share. The Company will attempt to gain an advantage over these companies through its specialization on quality custom minting for businesses, entertainment collectibles and western art. The company will strive to use traditional and modern marketing techniques to increase market awareness of its products.

     Current Industry Position. The market for selling commemorative coins and collectibles products is intensely competitive with many providers who have greater production expertise, financial resources and marketing capabilities than the Company. There are a number of competitors who could compete directly with the Company's products and marketing concept. There is no assurance that the Company will be able to overcome the competitive obstacles it will face with the limited capital available. If the Company cannot compete effectively, it will not succeed.

     Method of Competition. The Company is in direct competition with other merchants of entertainment related memorabilia and commemorative products. For instance, at a typical concert there are about 30 different types of merchandise, most of which have a long track record of market appeal. Such items may include the typical T-shirts, hats, mugs and other commonplace souvenir style products. The Company will need to expose the existence of SCCS products and cause its products to appeal to fans. The Company will continue to seek methods for creating consumer awreness of the SCCS series.


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     Although the Company must compete with  well-established  merchants for the consumer's memorabilia dollar, it also enjoys the potential advantage of having created a niche market which does not now have substantial direct competition. The Company is not currently aware of other competitive efforts to license legendary artists for precious metal medallions and related products. The Company feels that the establishment of SCCS as a premier collection, as well as the preliminary effort of licensing key artists and personalities will enhance its efforts to stay ahead of any competition, should one or more decide to compete directly.

     The Company's market for SCCS products consists primarily of fans and secondarily of collectors. Both markets are robust and show signs of increasing growth and consumer demand. Much of the Company's market will be derived from targeting specialty areas such as ticket sales, CD purchases and fan club members. As SCCS continues to grow in scope the Company believes that a secondary market will develop (this is common with virtually all manner of collectibles such as trading cards, figurines, plates, etc.) among entertainment enthusiasts which will create greater demand and liquidity for Company's products.

     The Company believes it has an additional competitive advantage which enhances its products. Over the years the Company has developed technical processes that distinguishes the Company from other mints, in that the Company is able to create numerous coin designs incorporating multiple textures which suppllies the standard frosted image and mirrored background giving its products recognizable appeal.

G.  Sources and Availability of Raw Materials.

     Source of Materials. Materials and supplies (except one) including printing, collateral materials, and packaging are being purchased from at least two or more suppliers. The custom boxes are currently being purchased from a single supplier, due to the high cost of tooling and setup. However, there are other suppliers who have been used in the past, and could be used again if the need arises.

     In the manufacturing process, the steps to create the raw blanks for the precious metal coins are being done by single pieces of equipment with no backup machinery. Loss of this equipment could create a temporary stoppage in production. If it could not be corrected quickly, high quality blanks are available at a reasonable, but slightly higher price to fill all orders in a timely manner. This option could be used while the equipment is being repaired or replaced. Management will be looking at upgrading manufacturing equipment and putting some redundancy in the manufacturing capabilities to reduce the risk of production shut down. This will be done on a integrated plan which keeps abreast of the capacity expansion needed to support the planned growth.

     The Company obtains certain raw materials and components for its products from single suppliers. In most cases, the Company's sources of supply could be replaced if necessary without undue disruption, but it is possible that the process of qualifying new materials and/or vendors for certain raw materials and components could cause a material interruption in manufacture or sales. No material interruptions have occurred over the last two years.

     Although the Company has had no material interruptions in its supply of raw materials, there can be no assurances that the Company's suppliers will be able to supply the Company in quantities needed, or that regulatory or other delays will not cause disruption in sales of affected products. The Company believes that its supply of raw materials is adequate for the current fiscal year.

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H.  Customers - Dependence on One or Few

     The Company currently relies on one major customer for 14% of its total revenues. The Company believes that this is a stable customer that will continue to bring business to the Company. However, if the client should discontinue to bring business to the Company management believes the effect of this would be absorbed by the introduction of additional business and would not have a long term adverse effect on the Company.

I.  Requirement of Government Approval

     The U.S. Department of the Treasury has developed policy regarding the use of metal tokens. Although there are currently established parameters within which the Company may mint commemorative coins, it has no control over future regulatory changes. Any future regulatory changes may impact the Company and its ability to produce its products.

J.  Employees

     The Company currently has 22 full time employees and 1 part time employees for a total of 23 employees. No employees are currently covered by a collective bargaining contract.

K. Reports to Security  Holders

     The Company is not reuired to deliver an annual reort to security holders and will not voluntarily deliver a copy of the annual report to the security holders. If the Company should choose to create an annual report, it will contain audited financial statments. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not any other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

     The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.libertymint.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.  Forward Looking Statements

The information herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions that predict or indicate future events and trends, and that do not relate to historical matters, identifying forward-looking statements. However, sections 27A and 21E are not

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applicable  to the Form 10SB.  Nonetheless,  investors  are  cautioned  that all forward looking statements involve risks and uncertainty, including, without limitation, the ability of the Company to continue its expansion strategy, changes in costs of raw materials, labor and employee benefits, as well as general  market  conditions,  competition,  and  pricing.  Although  the Company
believes  that  the  assumptions   underlying  the  forward  looking  statements
contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in the Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

B. General

     The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and footnotes that appear elsewhere in this report.

Six Months ended June 30, 1999 and June 30, 1998 and Years ended December 31, 1998 and December 31, 1997.

     Sales. Sales for the six months ended June 30, 1999 increased to $3,272,092 from $2,030,413 for the comparable period in 1998, an increase of 62%. The increase in revenues were primarily attributable to an increase in wholesale bullion sales.

     Sales for the year ended December 31, 1998 increased to $4,430,950 from $3,022,721 for the year ended December 31, 1997, an increase of 46.5%. The increase in revenues were primarily attributable to an increase in wholesale bullion sales. Also, contributing to the increase in sales were strong custom and SCCS sales.

     Losses. Net losses for the six months ended June 30, 1999, increased to $828,716 from $521,838 for the comparable period in 1998, an increase of 63%. The increase in losses was primarily attributable to low margins on the revenues generated by the increased bullion sales.

     Net losses for the year ended December 31, 1998 decreased to $1,720,525 from $2,053,512 for the year ended December 31, 1997, a decrease of 16.2%. The substantial decrease in losses was primarily from a decrease in administrative and sales commission costs.

     The Company expects to continue to incur losses at least through fiscal 1999 and there can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

     Expenses. Selling and G&A expenses for the six months ended June 30, 1999, decreased to $974,472 from $1,212,743 in the comparable period in 1998, a decrease of 19.6 %. The decrease in selling, general and administrative expenses was the result of a decrease in executive salaries and a reclassification of certain general and administrative expenses as cost of sales.

     Selling, general and administrative expenses for the year ended December 31, 1998, decreased to $2,278,061 from $2,475,925 for the year ended December 31, 1997, a decrease of 7.9%. The decrease in selling general and administrative expenses was the result of an effective cost reduction program begun by the Company in 1998. Many expense areas were decreased including: postage, general supplies and materials, interest expense, communications expense, legal expense, travel and auto.

     Depreciation and amortization expenses for the six months ended June 30, 1999 and June 30, 1998 were $24,003 and $34,601 respectively. The decrease was due to the full depreciation of certain minting equipment in 1998.

     Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $250,461 and $242,853., respectively. The increase was due primarily to two new capital leases for computer and office equipment. These leases are detailed in Note 10 of the audited financial statements.

     Cost of Sales. The largest factors in the variation from year to year in the cost of sales as a percentage of net sales are the cost of raw materials and the yield of finished goods from the Company's manufacturing facilities.

     The cost of goods sold for the six months ended June 30, 1999 was $3,032,162 compared to $1,217,204 for the comparable period in 1998. Cost of goods sold as a percentage of gross sales for six months ended June 30, 1999 and 1998 respectively, were 92.6% and 59.9%. The higher cost of goods sold by percentage of total revenues increase because of the increased sales of wholesale bullion, which has a low margin of return.

     The cost of goods sold for the year ended December 31, 1998 was $3,750,357 compared to $2,279,066 for the year ended December 31, 1997. The increase in the cost of goods sold was primarily attributable to an increase in wholesale bullion sales as a percent of total revenues, which has a substantially lower margin (3-5%) than custom minting. Cost of goods sold as a percentage for December 31, 1998 and 1997 respectively, were 84.6% and 75.3%.

     Impact of Inflation. The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

C.  Liquidity and Capital Resources

     As of December 31, 1998 and 1997, the Company held customer deposits in the amount of $407,206 and $442,566, respectively, and has taken silver and gold for various commitments to produce product. As of December 31, 1998 and 1997, the Company had silver commitments in excess of the amount of silver on hand in the amount of $247,893 and $16,463.

     The company frequently has been unable to make timely payments to its trade and other creditors. As of year-end , the Company had past due payables in the amount of $337,331.00. However, only $154,873 was more than 90 days past due. See the following table for year-to-year comparisons.

                    30-Jun-99                31-Dec-98                 31-Dec-97
Trade A/P           $ 434,377                $ 406,763                 $ 306,552
Total Past Due      $ 413,512                $ 337,331                   N/A
90 Days +           $ 278,762                $ 154,873                   N/A
% over 90 Days      64%                      38%                         N/A

     The Company will substantially rely on the existence of revenue from sales of it products and services. If the projected revenues of the Company fall short of needed capital the Company will not be able to sustain its capital needs for more than six months. The Company will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. A lack of significant revenues beginning in the fourth quarter of 1999 will significantly affect the cash position of the Company and move the Company toward a position where the raising of additional funds through equity or debt financing will be necessary.

     On a long term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. The Company is considering launching a wide scale marketing and advertising campaign. The Company's current capital and revenues are not sufficient to fund such a campaign. If the Company chooses to launch such a campaign it well require substantially more capital. If necessary, the Company plans to raise this capital through an additional stock offering. The funds raised from this offering will be used to develop and execute the marketing and advertising strategy which may include the use of television, radio, print and Internet advertising. However , there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all. If the Company is unable to raise additional funds the growth potential will be adversely effected. Additionally, the Company will have to significantly modify its plans.

     Capital Commitments. The company has no current commitments for capital expenditures. But, management will be looking at upgrading manufacturing equipment and putting some redundancy in the manufacturing capabilities to reduce the risk of production shut down. This will be done on a integrated plan which keeps abreast of the capacity expansion needed to support the planned growth.

D. Trends, Events, Uncertainties that may have a Material Effect on Liquidity

     Lack of Profitability / Limited Operating History. The Company has limited assets and has experienced financial difficulties in the past. The Company's subsidiary, Liberty Mint, Inc., has a ten year operating history and has operated at a significant loss since 1990. In 1996, Liberty Mint, Inc., began restructuring its debt in an attempt to overcome its financial problems. There is no assurance the Company will be able to successfully implement its business objectives or that it will begin to operate profitably.

     Working Capital Deficit / Need for Additional Capital. As of June 30, 1999 the Company presently is operating with a working capital deficit of $1,289,086 and is heavily dependent upon receiving an increase in capital. The Company is currently weighing its options and will need to raise funds from debt financing or sale of its securities. Even upon the completion of the raising of additional capital the amount of capital available to the Company may be extremely limited, and may not be sufficient to enable the Company to fully recover from its working capital deficit and/or fully implement its proposed business expansion operations. The is no assurance that such financing will be available to the Company on attractive terms or at all. The Company currently has no commitments for additional cash funding.

E. Trends, Events, Uncertainties that may have a Material Effect on Net Revenue or Income

     Uncertain Market Acceptance. The Company's current and intended business is to produce custom commemorative coins for various corporations and organizations. Additionally, the Company developed a series of silver sculptures. Along with custom minting, the Company is attempting to enter the retail collectibles market through direct marketing and wholesale distributing. The retail collectibles market is based on the marketing concept of selling commemorative and collectible products related to superstars of entertainment, sports fans, as well as products for popular events. The Company has experienced some degree of success in direct marketing projects in the past. However, there is no assurance of market acceptance for the retail collectibles, and the Company will be subject to all the risks associated with introducing a new marketing concept. The Company has not undertaken any independent market studies to determine the feasibility of the concept. If the market does not accept the products as the company believes it will, then projected revenues could be adversely effected.

     Licensing. The Company's ability to develop the product will be contingent on its ability to generate new license and rights for trademark and symbol use at a cost and in a manner which are financially feasible for the Company. There is no assurance that the Company's efforts to obtain suitable rights and licenses will be successful. Without new licenses the Company's product line will be significantly limited in the future which may influence the revenues and profit of the Company.

F. Year 2000

     Description and Impact. Many current installed computer systems and software may be coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded or replaced, there is uncertainty about the overall effect of the Year 2000 on the Internet and therefore the Company's Internet operations. If other third parties that the Company uses or the overall Internet should experience significant problems from Year 2000 related issues, it could significantly affect the operation and ability of the Company to perform business over the Internet.

     Inventory, Assessment and Status of Progress. The Company has taken steps to insure that all of the internal computer systems are compliant. The Company has replaced its computers and software with new Year 2000 compliant machines. The Company has not incurred material costs in the process and does not believe that the cost of additional actions will have a material effect on its operating results or financial condition. The current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. In addition, the Company utilizes third-party equipment, software, and content - including non-information technology systems, such as security systems, building equipment, and systems with embedded micro-controllers that may not be Year 2000 compliant.

     Third Parties. The Company has taken steps to analyze its technical relationships and ensure that its third party suppliers, distributors, advisors, and other entities that the Company depends on for operations are also compliant. Not all of the Company's third party distributors have given adequate assurances that they are or are not compliant and therefore may or may not experience problems relating to the Year 2000 issues and potentially create delays in distributing necessary inventory or create other unforseen problems.

     Risks. Management of the company believes it has an effective program in place to resolve the Year 2000 issue. The Company has completed all necessary phases of the Year 2000 program. Disruptions in the economy generally resulting from Year 2000 issues could materially adversely affect the Company.

     Failure of third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy problems, which could have a material adverse effect on its business, operating results and financial condition. If any problems arise from third parties or from the Internet in general related to the Year 2000 issues, the ability of the Company to respond is limited.

     Additionally, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's website may not be Year 2000 compliant. Computers used by customers to access the Company's website may not be Year 2000 compliant, delaying customers' product purchases. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business, which includes limiting or precluding customer purchases.

     Contingency Plans. If a Year 2000 situation should occur in the Company or with the Company's third party equipment, suppliers or distributors, the Company will process the existing orders using non- Internet and computer based methods, such as telephone confirmation, standard ground shipping done through local offices, and manual processing of credit cards. Manufacturing would not be effected do to the lack of microprocessors in the Company's manufacturing equipment. The use of non-computer based systems would continue until all third parties or the Internet solve the problems and normal business operations can continue.

ITEM 3.  PROPERTY
         The Company is currently leasing a 10,000 square foot facility located at 651 Columbia Lane, Provo, Utah, pursuant to a lease expiring in 2005. This lease is cancelable with one year's notice. The Company believes that its manufacturing facilities are adequate for its proposed needs through the year 2005. If additional space is needed before then, some office functions could be moved to nearby office buildings, which are readily available. The Company believes that its current facilities are generally suitable and adequate to accommodate its current operations.

ITEM 4.  SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the ownership of the Company's Common Stock as of June 30, 1999, with respect to:
(i) each person known to the company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of June 30, 1999 there were 3,721,981 post 6 to 1 reverse split shares of common stock outstanding.

                              Name and Address of                      Amount and Nature of                 Percent
  Title of Class              Beneficial Ownership                     Beneficial Ownership                of Class
-------------------  -------------------------------------- ------------------------------------------  ---------------
      Common             Daniel R. Southwick, Director(1)                   820,556(2)                      18.1%(3)
       Stock                  364 West 4620 North
   No Par Value                Provo, Utah 84604

      Common                 Robert Joyce, Director                         825,000(2)                      18.2%(3)
       Stock                    4483 1/2 Hazeline
   No Par Value          Sherman Oaks, California 91423

      Common               John Pennington, Director                        600,000(2)                      13.8%(3)
       Stock
   No Par Value

      Common               William Schmidt, Director                            0                            0.0%
       Stock
   No Par Value

      Common                     Larry H. Ruff                              500,054(2)                      13.4%(3)
       Stock                  406 West 4620 North
   No Par Value                Provo, Utah 84604

      Common               All Executive Officers and                      2,245,556(2)                     37.8%
       Stock                  Directors as a Group

   No Par Value                  (Five persons)


     Changes in Control. There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

         The directors, executive officers, and significant employees of the Company, their respective ages, and positions with the Company are as follows:


--------
(1) Dan Southwick is a managing member of S.F. Investments, LLC which owns 20,552 shares of common stock of Liberty Mint, Ltd.

(2) In 1997 Mr. Southwick was granted options to purchase 200,000 shares at $6.00, Mr. Joyce was granted options to purchase 200,000 shares $6.00, and Mr. Ruff was granted options to purchase 266,667 shares at $6.00. Subsequently in 1999, Mr. Southwick, Mr. Pennington, and Mr. Joyce were granted opotions to purchase 600,000 shares at $.040.

(3) The Percent of Class owned by each individual reflects the percent if all options owned by the individaul listed in footnote 2 are exercised.

NAME                                AGE              POSITION

Daniel R. Southwick                 46               Director & President
Robert Joyce                        46               Director & Secretary
Eugene Pankratz                     56               Treasurer
John Pennington                     49               Director
William C. Schmidt                  54               Director


     Daniel R. Southwick, 46, has been a small business entrepreneur since 1977. Past experience includes President of International Trade & Investments, Ltd., a placer mining company, and President of Parkside Industries, Inc., a telecom reseller company. Involved primarily in telecommunications from 1984 to 1996. Employed by Liberty Mint from September 1996 to March 1999 as Senior Vice President of Business Development. Southwick has 8 years experience with public company development.

     Robert Joyce, 46, joined Liberty Mint in 1996. A 25-year veteran of the entertainment industry, Joyce worked in the production business with such artists as Sly & The Family Stone, David Bowie, and James Taylor among others. From 1992 to 1994, Joyce was president and CEO of Green Suites International, a company specializing in environmental services for the hotel industry. Joyce designed, and plays a major role in implementing, the Company's Super Star Series business plan, including development of wholesale distribution.

     Eugene Pankratz, 56, has three and one half years public accounting experience with Wm. Soria & Company in San Jose, California, including management services for small businesses, tax return preparation, consulting and tax planning for individuals, partnerships and corporations. He has ten years experience in the private sector including Controller for North American Manufacturing, a division of the Tally Corporation, Controller for Impulse Designs, and Controller for the Priddis Group (formerly Priddis Music Corp.) This experience also included a period of time as President and Chief Operations Officer of the Priddis Group. Mr. Pankratz is presently Controller Of Liberty Mint. He attended Brigham Young University and is currently enrolled at Thomas Edison State College where he is working on a Bachelor of Arts degree in Business Management with an Accounting Emphasis. He passed the Internal Revenue Service Enrolled Agent's examination and is eligible to practice before the IRS. He has served as a Director of the Lindon/Pleasant Grove Chamber of Commerce.

     John Pennington, 49, is a graduate of the University of Miami and has over 20 years of sales and marketing experience. Pennington has held positions as Vice President of Telesales and Services with Vacation Break U.S.A, Vice President of Sales and Marketing with Cooperative Retirement Services and Vice President of National Accounts with Ryder P.I.E. Nationwide. In these roles he had Senior Executive responsibilities for sales and operations, domestically and internationally. Pennington presently sits on the board of Imperial Majesty Cruise Line and International Water Makers. Pennington presently oversees Liberty Mint's direct marketing efforts.

     William C. Schmidt, 54, is a graduate of Susquehanna University with a Bachelor of Science degree in accounting. Schmidt is a Certified Public
Accountant and a member of the American Institute of Certified Public Accountants since 1971. Schmidt then partnered with a regional CPA firm and specialized in corporate taxes and acquisition financing. He has been vice president of special projects and chief financial officer of Vacation Break USA, Inc. Currently Schmidt is the executive vice president of American Investment Properties, an investment advisory company.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Executives

         The following table provides summary information for the years 1998, 1997 and 1996 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of president and the only other employees to receive compensation in excess of $100,000.

                                            SUMMARY COMPENSATION TABLE

                                    Annual Compensation                               Long Term Compensation
                                                                               Awards                       Payout
                                                                     Restricte     Securities
Name and                                            Other Annual      d Stock      Underlying       LTIP         All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options       payout      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)
--------------- -------- ------------  ---------  ----------------  ------------ --------------- ----------- -----------------

Daniel R.(4)      1998         71,325      -              -              -            -              -                 -
Southwick,        1997         69,130      -              -              -            200,000        -                 -
CEO,
Director

Larry Ruff        1998         83,640      -              -              -               -           -                 -
CEO,              1997         77,330      -              -              -            266,667        -                 -
Director

Ron Lewis         1998        142.189      -              -              -               -           -                 -
Saleperson        1997        162,369      -              -              -               -           -                 -


     In 1997 Mr. Southwick was granted options to purchase 200,000 shares at $6.00, Mr. Ruff was granted options to purchase 266,667 shares at $6.00. All are vesting at the rate of one-third per year. Subsequently in 1999, Mr. Southwick was granted options to purchase 600,000 shares at $0.40.

Compensation of Directors

     Currently there is no plan to compensate Directors of the Company.

--------
(4) Dan Southwick became CEO on April 23rd 1999, prior to this appointment Mr. Southwick served as Senior Vice President.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the year ended December 31, 1997, Larry Ruff , former CEO of the Company from 1992 until April of 1999, paid expenses and purchased silver on the Company's behalf totaling $5,846. The note bears interest at a rate of 12% per annum. During the year ended December 31, 1998, an additional $47,000 was loaned to the Company for expenses. Also, during the year ended December 31, 1998, the Company paid the shareholder and former officer and president $31,182 towards the note. Accrued interest of $2,497 has been included in the outstanding total of $24,802 as of December 31, 1998

         During the year ended December 31, 1998, three related shareholders and former Directors of the Company, Reid, Clarene and Christopher Call, paid expenses on behalf of the Company and loaned the Company silver and cash for a total loan of $212,261. Subsequent to the year ended December 31, 1998, the Company is negotiating to repay this amount with interest at 12% over a three-year period.

     On January 1, 1990, the Company entered into ten-year personal service agreements with the former partners of Liberty Mint. The terms of the agreements were that the Company would receive up to 80 hours of service from each individual per month. The agreements would expire December 31, 1999 and were noncancellable for the first five years. During the year ended December 31, 1997, the personal service agreements and the notes receivable relating to those agreements where paid in full.

     On April 1, 1997, Liberty Mint, Inc., secured an SBA loan through First National Bank of Layton in the amount of $210,000. Personal guarantees were required from Larry Ruff, a beneficial owner and former officer and Director of the Company, Howard Ruff, a former beneficial owner, and Creed and Clarene Law. Larry and Howard Ruff received no additional consideration for this guarantee. Creed and Clarene Law, who were already shareholders of Liberty Mint, Inc., received 50,000 shares of Liberty Mint, Inc., class A common stock for their guarantee. Additionaly in 1999, Creed and Clarne Law were granted options for 200,000 shares of Liberty Mint, Ltd. at $0.40 per share for their continued guarantee of the SBA loan.

     Other than as described herein the Company is not expected to have significant further dealing with affiliates. However, if there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person. Presently, none of the officers and directors have any transactions which they contemplate entering into with the Company, aside from matters described herein.

ITEM 8.  DESCRIPTION OF SECURITES

     Common Stock. The Company is presently authorized to issue 25,000,000 shares of no par value Common Stock. The Company presently has 3,721,981 shares issued and outstanding.

         The holders of common stock, including the shares offered hereby, and those issuable upon exercise of any Warrants or Options, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

         Preferred Stock. The Company is presently authorized to issue 10,000,000 shares of no par value Preferred Stock. No shares of Preferred Stock are currently issued and outstanding. Under the Company's Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers,
including   voting  rights,   of  the  holders  of  Common  Stock.  In  certain
circumstances, the issuance of preferred stock could depress the market price of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         In April 1997, the Company's Common Stock was approved for listing on the OTCBB. On June 9, 1997, the Company changed it's name to Liberty Mint, Ltd. During the third quarter of 1999 the trading symbol was changed from LIBY to LBMN. On May 12, 1999, the Company effected a 6 to 1 reverse stock split. Fractional shares were rounded to the nearest whole share.

         The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of 1997, 1998 and the first two quarters of 1999. The quote given for the second quarter in 1999 forward reflects an 1 for 6 reverse split which the Company effected on May 12, 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:


               Quarter           High              Low
               -------           ----              ---
1997           First             $0.               $0.
               Second            $0.               $0
               Third             $2.87             $2.00
               Fourth            $2.78             $1.97

               Quarter           High              Low
               -------           ----              ---
1998           First             $2.50             $1.87
               Second            $2.34             $0.56
               Third             $1.03             $0.25
               Fourth            $0.81             $0.06

               Quarter           High              Low
               -------           ----              ---
1999           First             $0.41             $0.09
               Second            $12.00            $1.50


         Record Holders. As of September 2, 1999 there were approximately 250 shareholders of record holding a total of 3,721,981 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

         Dividends. The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is currently not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All share are adjusted to reflect a 6 to 1 reverse split effected on May 12, 1999

         In March 1997, the Company issued 25,000 shares of common stock at $0.84 per share to Gary McAdam for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

         On June 24, 1997, the Company acquired approximately 90% of Liberty Mint, Inc.'s common stock by issuing 620,906 shares of the Company's common stock for 7,450,864 shares of Liberty Mint, Inc.'s common stock in an isolated transaction to a total of 21 accredited investors pursuant to section 4(6) of the Securities Act of 1933.

         From July through December of 1997, the Company issued a total of 99,050 shares of its common stock at $7.20 per share pursuant to a Private Placement memorandum dated June 30, 1997. The Company issued the 99,050 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 99,050 shares to approximately 40 investors who were given a Private Placement Memorandum and offered to allow them to inspect the books and records of the Company. Subsequently, from February to April of 1998, the Company issued an addition 7,750 shares of its common stock at $7.20 per share pursuant to the Private Placement memorandum dated June 30, 1997 for the exercise of 7,750 warrants. The Company issued the 7,750 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 7,750 shares to 3 investors who were given a Private Placement Memorandum and offered to allow them to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the manufacture and sale of minting products and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company;
(c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering

     In November of 1997, the Company issued 25,000 shares of common stock at $9.00 per share to Bill Wittman, an accredited investor, for cash pursuant to section 4(6) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

     In February 1998, the Company issued 1,667 shares of common stock to William H. Beatty and 833 shares of common stock to Nicholas Butsicaris as compensations for services rendered pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

     On September 11, 1998, the Company issued 396 of Common Shares to purchase 4,752 common shares of its subsidiary Liberty Mint, Inc., pursuant to section 4(6) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

     In December of 1998, the Company issued 135,834 shares of common stock at $3.60 per share for cash to American Investment Properties for cash, pursuant to section 4(6) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

     In December 1998, the Company issued the 10,000 shares of common stock to Donna O'Dell as in exchage for 60,000 ITEX barter credits pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering. The Company guaranteed the value of those shares to be $6.00 per share after one year. If the shares are not valued at $6.00 per share after one year the Company committed to issuing additional shares to Donna O'Dell to bring the total value of all shares issued to Donna O'Dell in this transaction to $60,000.

     On January 18, 1999, the Company issued 6,667 shares of common stock to Donna O'Dell in exchange for 40,000 ITEX barter credits pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering. The Company guaranteed the value of those shares to be $6.00 per share after one year. If the shares are not valued at $6.00 per share after one year the Company committed to issuing additional shares to Donna O'Dell to bring the total value of all shares issued to Donna O'Dell in this transaction to $40,000.

     On April 6, 1999, the Company issued a total of 2,000,000 shares of its common stock at $0.40 per share pursuant to a Private Placement memorandum and offered to allow the investors to inspect the books and records of the Company. The Company issued the 2,000,000 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 2,000,000 shares to 12 accredited investors who were given a Private Placement Memorandum. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the manufacture and sale of minting products and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

     During January 1999, the Company authorized the issuance of 750,000 common shares to American Investment Properties at $0.16 per share pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering in exchange for $125,000 in debt owed to American Investment Properties by the Company.

     During May 1999, John Pennington, a Director of the Company exercised options to purchase 5,000 shares of the Company's common stock at $.40 per share for total proceeds of $2,000 pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability to the Corporation or to its shareholders for monetary damages for (i) any breach of the directors' duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts specified in Section 7-5-114 of the Colorado Corporation Code; or (iv) any transaction from which the director derived an improper personal benefit.

     If the Colorado Corporation code is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Colorado Corporation Code, as so amended.

     Any repeal or modification of the foregoing provisions of this Article by the shareholders of the Corporation shall not affect adversely any right or protection of a director of the corporation in respect of any acts or omissions of such director occurring prior to the time of such repeal or modification.

                                    PART F/S
The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for June 30, 1999 are attached hereto as F-1 through F-35.


                          INDEX TO FINANCIAL STATEMENTS


     Unaudited Interim Financial Reports for the period ending June 30, 1999

Balance Sheet................................................................F-1

Statements of Operations.....................................................F-2

Statements of Cash Flows................................................F-3, F-4

Notes to Interim Financial Statements........................................F-5


           Audited Financial Reports for Year ending December 31, 1998

Cover Page...................................................................F-6

Table of Contents............................................................F-7

Letter From Auditor..........................................................F-8

Balance Sheet..........................................................F-9, F-10

Statements of Operations....................................................F-11

Statement of Stockholder's Equity....................................F-12 - F-14

Statements of Cash Flows..............................................F-15, F-16

Notes to Financial Statements........................................F-17 - F-33










                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                       Liberty Mint Ltd. and Subsidiaries
                 Consolidated Unaudited Condensed Balance Sheets
                       For Six Months Ending June 30, 1999

ASSETS
      Current Assets ............................................   $   713,013
      Net Fixed Assets ..........................................       105,346
      Other Assets ..............................................         7,499
                                                                     -----------
TOTAL ASSETS ....................................................   $   825,857
                                                                     ===========


LIABILITIES AND EQUITY
      Current Liabilities .......................................     1,912,945
      Long-Term Liabilities .....................................       201,998
                                                                     -----------
TOTAL LIABILITIES ...............................................     2,114,943


SHAREHOLDERS EQUITY
      Preferred stock no par value: 10,000,000 shares authorized;
       No shares issued
      Common stock no par value; 50,000,000 shares authorized;
       3,721,981................................................      4,878,911
      shares issued
      Accumulated deficit ......................................     (6,167,998)
                                                                     -----------
TOTAL STOCKHOLDER'S EQUITY .....................................     (1,289,086)
                                                                     -----------

                                                                     -----------
TOTAL LIABILITIES AND EQUITY ...................................    $   825,857
                                                                     ===========

                       Liberty Mint Ltd. and Subsidiaries
            Consolidated Unaudited Condensed Statements of Operations
                  For Six Months Ending June 30, 1999 and 1998

                                     Six Months Ended           Six Months Ended
                                      June 30, 1999              June 30, 1998

REVENUE
      Total Sales                    $     3,272,092          $       2,030,413
      Less: Cost of Goods Sold             3,032,162                  1,217,204
                                     ----------------          ----------------
GROSS PROFIT                                 239,930                    813,209

OPERATING EXPENSES
      Selling Expense                        568,821                    476,083
      General and Administrative             405,650                    736,660
                                     ----------------          ----------------
TOTAL OPERATING EXPENSE                      974,472                  1,212,743
                                     ----------------          -----------------
NET OPERATING INCOME (LOSS)                 (734,542)                  (399,535)

TOTAL OTHER INCOME AND EXPENSE               (94,174)                  (122,303)
                                     ----------------           ----------------
NET INCOME (LOSS) BEFORE TAXES       $      (828,716)         $        (521,838)
                                     ----------------           ----------------

NET INCOME (LOSS) PER COMMON SHARE             (0.45)                     (0.66)
                                     ----------------           ----------------

                                             Liberty Mint Ltd. and Subsidiaries
                                  Consolidated Unaudited Condensed Statements of Cash Flows
                                        For Six Months Ending June 30, 1999 and 1998

                                                                                             Six Months Ended
                                                                                                  June 30
                                                                                       1999                     1998
CASH FLOWS FROM OPERATION ACTIVITIES
     Net Income (Loss)                                                          $    (828,716)          $    (521,838)
     Adjustments to Reconcile Net Income (Loss) to Net Cash
     Used by Operating Activities
          Depreciation and amortization                                                24,003                  34,601
          Non-cash expenses                                                           142,555                  71,817
          Additional compensation expenses recorded in accordance                         -                       -
          with APB Option No. 25
          Bad debt expense                                                                -                    22,192
          Reserve for obsolete inventory                                             (150,000)                    -
          Changes in assets and liabilities:
              Increase (decrease) in accounts receivable                               43,552                  (2,541)
              Increase (decrease) in inventory                                        172,945                 160,288
              Increase (decrease) in prepaid expenses                                 (51,620)                 75,305
              Increase (decrease) in accounts payable                                  88,400                  30,365
              Increase (decrease) in inventory liabilities                            (46,799)                (26,848)
              Increase (decrease) in factoring advances                               103,878                   4,709
              Increase (decrease) in allowance for sculpture                              -                       -
              repurchases
              Increase (decrease) in accrued expenses                                 250,646                 113,235
              Increase (decrease) in customer deposits                                (93,643)                (41,985)
                                                                                ------------------         ---------------
NET CASH PROVIDED (USED) BY OPERATING                                           $    (344,799)          $     (80,701)
ACTIVITIES

CASH FLOWS PROVIDED BY INVESTING
ACTIVITIES
     purchases of property and equipment                                              (35,081)                    -
     Payment of refundable deposits                                                   (51,499)                    -
     (Purchase) sale of US treasury bonds, net                                        (14,536)                    -
     Issuance (receipt) from notes receivable                                        (388,604)                 13,939
                                                                                  ------------------       ------------------
NET CASH FLOWS (USED) IN INVESTING                                              $    (489,720)          $      13,939
ACTIVITIES

                                               Liberty Mint Ltd. and Subsidiaries
                            Consolidated Unaudited Condensed Statements of Cash Flows (continued)
                                        For Six Months Ending June 30, 1999 and 1998

                                                                                                  Six Months Ended
                                                                                                     June 30
                                                                                             1999                     1998
CASH FLOWS FROM FINANCING ACTIVITIES
     Payments on line of credit                                                                    -                        -
     Proceeds from notes payable - related party                                             (23,093)                  45,960
     Payments on note payable                                                                 (5,497)                 (10,702)
     Payments on capital lease obligations                                                   (12,961)                       -
     Proceeds from common stock issuances                                                    927,000                        -
     Purchase of subsidiary stock                                                                  -                        -
     Stock offering cost                                                                      (6,158)                       -
                                                                                  ------------------       ------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                       $            879,291       $           35,258

NET INCREASE (DECREASE) IN CASH                                                              (44,772)                 (31,503)

CASH AT BEGINNING OF PERIOD                                                                   82,223                   82,815
                                                                                  ------------------       ------------------

CASH AND CASH EQUIVALENTS AT END OF                                             $            126,995       $           51,312
PERIOD
                                                                                  ==================       ==================


                       Liberty Mint, Ltd. and subsidiaries
                                    unaudited
                                  June 30, 1999

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at June 30, 1999, the results of operations for the six month periods ended June 30,1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998. The results for the period ended June 30, 1999, are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 1999.

NOTE B - EARNINGS (LOSS) PER SHARE

The following represents the calculation of earnings (loss) per share:

                                               For the six months ended
BASIC                                   June 30, 1999              June 30, 1998

Net income                           $     (828,716)             $     (521,838)
Less- preferred stock dividends

Net income                           $     (828,716)             $     (521,838)

Weighted average number
Of common shares
                                          1,823,840                     790,795
                                     -------------------         ---------------
Basic earnings per share                    $(.45)                        (.66)
                                     ===================         ===============

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

























                         PRITCHETT, SILER & HARDY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                        CONSOLIDATED FINANCIAL STATEMENTS



                                    CONTENTS




                                                                          PAGE

      --      Independent Auditor's Report                                   F-8


      --      Consolidated Balance Sheets, December 31,
                   1998 and 1997                                       F-9, F-10

      --      Consolidated Statements of Operations,
                   for the years ended December 31, 1998
                   and 1997                                                 F-11


      --      Consolidated Statement of Stockholders'
                   (Deficit) for the years ended
                    December 31, 1998 and 1997                       F-12 - F-14


      --      Consolidated Statements of Cash Flows,
                   for the years ended December 31, 1998
                   and 1997                                           F-15, F-16


      --      Notes to Consolidated Financial Statements             F-17 - F-33

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
LIBERTY MINT, LTD. AND SUBSIDIARY
(formerly Hana Acquisitions, Inc.)
Provo, Utah


We have audited the accompanying consolidated balance sheets of Liberty Mint, Ltd. (formerly Hana Acquisitions, Inc.) and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Mint Ltd. (formerly Hana Acquisitions, Inc.) and Subsidiary as of December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has current liabilities in excess of current assets and has a stockholders' (deficit), raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

April 26, 1999
Salt Lake City, Utah

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS




                                                           December 31,
                                                     -------------------------
                                                       1998             1997
                                                    -----------     -----------
CURRENT ASSETS:
     Cash and cash equivalents                   $     82,223       $    82,815
     U.S. Treasury bonds, trading                       4,857            11,067
     Accounts receivable, less allowance for
      doubtful accounts of $168,609 and $49,022       171,743           270,146
     Inventory                                        250,124           417,083
     Prepaid expenses                                  34,198           110,812
     Current portion of notes receivable                 -               13,939
                                                    -----------     -----------
                  Total Current Assets                543,145           905,862
                                                    -----------     -----------

PROPERTY AND EQUIPMENT, net                            94,804           135,569
                                                    -----------     -----------

OTHER ASSETS:
     Goodwill, net                                        -             176,763
     Other assets                                      22,581            22,714
                                                    -----------     -----------
                  Total Other Assets                   22,581           199,477
                                                    -----------     -----------
                                                $     660,530     $   1,240,908
                                                    -----------     -----------























                                   [Continued]

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                           CONSOLIDATED BALANCE SHEETS

                                   [Continued]

                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)


                                                           December 31,
                                                    -------------------------
                                                       1998               1997
                                                   ----------        -----------
CURRENT LIABILITIES:
     Inventory liabilities                       $       -         $      51,917
     Accounts payable                                 406,763            306,522
     Factoring advances                                 4,730             85,095
     Accrued expenses                                 440,290            177,858
     Allowance for sculpture repurchases              100,000            100,000
     Customer deposits                                407,206            442,566
     Notes payable - related party                    437,063            226,032
     Current portion of notes payable                  27,932             28,543
     Current portion of capital lease obligation       21,641              9,206
                                                  -----------        -----------
                  Total Current Liabilities         1,845,625          1,427,739

LONG-TERM OBLIGATIONS:
     Notes payable, less current portion              155,824            183,756
     Capital lease obligation, less current portion    40,294            36,826
                                                   ----------        -----------
                  Total Long-Term Obligations         196,118           220,582
                                                  -----------        -----------
                  Total Liabilities                 2,041,743         1,648,321
                                                  -----------        -----------

COMMITMENTS AND CONTINGENCIES
  [See Note 17]                                         -                    -

CLASS A PREFERRED STOCK OF SUBSIDIARY:
     No par value, 2,000,000 shares authorized,
     469,978 and 469,978 shares issued
     and outstanding                                  159,792            159,792
                                                  -----------        -----------
STOCKHOLDERS' (DEFICIT):

     Preferred Stock, no par value, 10,000 shares
       authorized, no shares issued and outstanding    -                     -
     Common stock, no par value, 25,000,000
       shares authorized, 943,103 and 786,623
       shares issued and outstanding                3,798,277         3,051,552
     Retained (deficit)                            (5,339,282)       (3,618,757)
                                                   ----------        -----------
                  Total Stockholders' (Deficit)    (1,541,005)         (567,205)
                                                  -----------       -----------
                                                 $    660,530     $   1,240,908
                                                  -----------       -----------




              The accompanying notes are an integral part of these
                             financial statements.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                         For the Years Ended
                                                            December 31,
                                                       -----------------------
                                                   1998                  1997
                                               -------------        ------------
SALES, net of returns and discounts            $    4,430,950     $   3,022,721

COST OF GOODS SOLD                                  3,750,357         2,279,066
                                                -------------       ------------
GROSS PROFIT                                          680,593           743,655
                                                -------------       ------------
OPERATING EXPENSES:
      Selling expense                                 990,296         1,092,066
      General and administrative                    1,287,765         1,383,919
      Other operating expense                          66,698           361,822
                                                -------------       ------------
           Total Operating Expenses                 2,344,759         2,837,807
                                                -------------       ------------
LOSS FROM OPERATIONS                               (1,664,166)       (2,094,152)
                                                -------------       ------------
OTHER INCOME (EXPENSE):
      Interest expense                                (89,312)          (55,424)
      Interest and other income                        33,080            95,979
      Unrealized gain (loss) on
        trading securities                               (127)               85
                                                -------------       ------------
           Total Other Income (Expense)               (56,359)           40,640
                                                -------------       ------------
LOSS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                              (1,720,525)       (2,053,512)

CURRENT TAX EXPENSE                                                           -

DEFERRED TAX EXPENSE                                                          -
                                                -------------       ------------
NET LOSS                                       $   (1,720,525)    $  (2,053,512)
                                                -------------       ------------

LOSS PER COMMOM SHARE                          $        (2.15)    $       (4.75)
                                                -------------       ------------













              The accompanying notes are an integral part of these
                             financial statements.

                                                     LIBERTY MINT, LTD. AND SUBSIDIARY
                                                     (formerly Hana Acquisitions, Inc.)

                                             CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)

                                               FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997

                                                               [RESTATED]


                                                             Class A
                                          Preferred Stock of         Preferred Stock            Common Stock
                                             Subsidiary
                                         ________________________   _____________________    _____________________      Accumulated
                                          Shares       Amount        Shares      Amount       Shares      Amount         (Deficit)
                                          -------    ---------    ----------  ----------    --------   ----------       ----------
BALANCE, December 31, 1996                469,978    $  159,792          -      $   -         16,667     $    200        $     (200)
[RESTATED]

Issuance of 25,000 shares common stock
  for cash at $0.84 per share, March 1997    -             -             -          -         25,000       21,000                -

Issuance of 620,906 shares common stock
  to purchase a 90% interest in Liberty
  Mint, Inc., June 1997                      -             -             -          -        620,906    2,056,596        (1,565,045)

Issuance of 99,050 shares common stock
  in a 504D offering for cash at $7.20
  per share, June 1997                       -             -             -          -         99,050      713,162                -

Issuance of 25,000 shares common stock
  for cash at $9.00 per share,
  November 1997                              -             -             -          -         25,000      225,000                -


                                                          [Continued]

                                                     LIBERTY MINT, LTD. AND SUBSIDIARY
                                                          (formerly Hana Acquisitions, Inc.)

                                             CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)

                                               FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997

                                                                [Continued]

                                                                 [RESTATED]

                                                                 Class A
                                           Preferred Stock of          Preferred Stock         Common Stock
                                               Subsidiary
                                          ______________________     __________________    _____________________        Accumulated
                                            Shares        Amount      Shares    Amount         Shares      Amount        (Deficit)
                                          ----------   ----------    --------  --------      -------    ---------        ----------
Repurchase of 13,725 shares of Liberty
  Mint, Inc. at $2.04 per share, December
  1997                                        -              -           -         -            -         (28,000)         -

Compensation for stock options granted        -              -           -         -            -          63,594          -

Net loss for the year ended December 31,
  1997                                        -              -           -         -            -              -         (2,053,512)
                                        ----------     ----------   ---------  --------     --------    -----------       ----------
BALANCE, December 31, 19                     -       $       -       469,978  $ 159,792      786,623   $3,051,552       $(3,618,757)
                                        ----------     ----------   ---------  --------     --------    -----------       ----------
Issuance of 2,500 shares common stock
  for services at $12.42 per share,
  February 1998                              -               -          -          -           2,500       31,050                -

Issuance of 7,750 shares common stock
  in a 504D offering for cash at $7.20
  per share, April 1998                      -               -          -          -           7,750       55,800                -

Issuance of 396 shares common stock
  to purchase 4,752 shares of Liberty
  Mint, Inc. at $1.34 per share,
  November 1998                              -               -          -          -             396          203                -

                                                          [Continued]

                                                     LIBERTY MINT, LTD. AND SUBSIDIARY
                                                    (formerly Hana Acquisitions, Inc.)

                                             CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)

                                               FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997

                                                                [Continued]

                                                                 [RESTATED]


                                                                 Class A
                                           Preferred Stock of          Preferred Stock            Common Stock
                                               Subsidiary
                                           ______________________   ____________________      ___________________        Accumulated
                                               Shares     Amount      Shares    Amount         Shares       Amount        (Deficit)
                                            ---------  ----------   --------    --------    ----------     ---------    ------------
Issuance of 135,834 shares common stock
  for cash at $3.60 per share, December
  1998                                          -            -          -         -           135,834        489,000               -

Issuance of 10,000 shares common stock
  for services at $6.00 per share, December
  1998                                          -            -          -         -            10,000         60,000               -

Repurchase of 3,960 shares of Liberty
  Mint, Inc. at $2.04 per share, December
  1998                                          -            -          -         -                -          (8,078)              -

Compensation for stock options granted          -            -          -         -                -         182,344               -

Net loss for the year ended December 31,
  1998                                          -            -          -         -                -           -         (1,720,525)
                                           ---------  ----------   ----------   --------    ---------    ----------     ------------
BALANCE, December 31, 1998                      -            -      469,978     $159,792      943,103    $ 3,798,277   $ (5,339,282)
                                           ---------  ----------   ----------   --------    ---------    ----------     ------------



                           The accompanying notes are an integral part of this
                                           financial statement.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                        For the Years Ended
                                                             December 31,
                                                   -----------------------------
                                                          1998           1997
                                                    -------------    -----------
Cash Flows Provided by Operating Activities:
     Net loss                                      $  (1,720,525)   $(2,053,512)
                                                   --------------    -----------
     Adjustments to reconcile net loss
      to net cash used by operating activities:
       Depreciation and amortization                     250,461        242,853
       Non-cash expenses                                 121,386        361,279
       Additional compensation expense recorded
        in accordance with APB Opinion No. 25            118,750         63,594
       Bad debt expense                                  118,075        109,880
       Reserve for obsolete inventory                       -           150,000
       Changes in assets and liabilities:
         (Increase) in accounts receivable               (19,672)      (213,048)
         (Increase) decrease in inventory                136,959       (395,349)
         (Increase) decrease in prepaid expenses          76,614        (22,067)
         Increase in accounts payable                    100,241         60,078
         (Decrease) in inventory liabilities             (51,917)       (20,852)
         Increase (decrease) in factoring advances       (80,365)        85,095
         Increase in allowance for sculpture repurchases    -           100,000
         Increase in accrued expenses                    262,432         59,374
         Increase (decrease) in customer deposits        (35,360)       212,098
                                                   --------------   ------------
                Total Adjustments                        997,604        792,935
                                                   --------------   ------------
            Net Cash (Used) by Operating Activities     (722,921)    (1,260,577)
                                                   --------------   ------------
Cash Flows Provided by Investing Activities:
     Purchases of property and equipment                 (63,063)       (66,493)
     Payment of refundable deposits                         -            (1,285)
          (Purchase) sale of US treasury bonds, net        6,210        (11,067)
          Issuance (receipt) from notes receivable        13,939        (13,939)
                                                   --------------   ------------
            Net Cash (Used) by Investing Activities      (42,914)       (92,784)
                                                   --------------   ------------
Cash Flows Provided by Financing Activities:
     Payments on line of credit                             -          (260,000)
     Proceeds from notes payable - related party         437,063        440,513
     Payments on note payable                           (219,542)             -
     Payments on capital lease obligations               (11,000)       (16,344)
     Proceeds from common stock Issuances                544,800      1,234,162
     Purchase of subsidiary stock                         (8,078)       (28,000)
     Stock Offering Cost                                    -           (58,182)
                                                   --------------    -----------
            Net Cash Provided by Financing Activities    743,243      1,312,149
                                                   --------------    -----------
                                   [Continued]

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                   [Continued]

                                                        For the Years Ended
                                                             December 31,
                                                   -----------------------------
                                                          1998           1997
                                                     -------------  ------------
Net Increase (Decrease) in Cash and Cash Equivalents   $    (592)    $  (41,212)

Cash and Cash Equivalents at Beginning of Period          82,815        124,027
                                                     -------------  ------------
Cash and Cash Equivalents at End of Period             $  82,223     $   82,815
                                                     -------------  ------------

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the period for:
       Interest                                        $  16,160     $   16,920
       Income taxes                                    $    -        $        -

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
     For the year ended December 31, 1998:
         The Company entered into a capital lease for equipment valued at $26,903.

         The Company issued a total of 12,500 shares of common stock in exchange for services rendered, valued at $91,050.

     For the year ended December 31, 1997:
         The Company entered into a capital lease for equipment valued at $46,032.

         The Company wrote-off notes receivable and corresponding accrued interest, for service agreements valued at $221,301, as bad debt; due to the value of services being valued at $0 as of December 31, 1997.

         The Company set up a $100,000 reserve for sculpture repurchases.














The accompanying notes are an integral part of these financial statements.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business and Basis of Presentation - The consolidated financial statements include the accounts of Liberty Mint, LTD. (a Colorado corporation incorporated March 13, 1990, formerly Hana Acquisitions, Inc.) [Parent], which is engaged in the manufacturing and marketing of precious metal coins, medallions, and other collectibles through its 90% owned subsidiary Liberty Mint, Inc. (a Utah Corporation Incorporated March 1, 1989) [Subsidiary]. The Company's principal markets are geographically disbursed throughout the United States. The Subsidiary also had foreign sales of approximately $58,436 and $6,476 for the years ended December 31, 1998 and 1997, respectively.

     Consolidation - On June 23, 1997, the Subsidiary acquired all of the outstanding stock of Liberty Mint Marketing, Inc. (a Nevada corporation incorporated February 13, 1997) by issuing two shares of the Subsidiary's common stock for one share of Liberty Mint Marketing, Inc.'s common stock and was effectively dissolved. On June 24, 1997, the Parent acquired a majority interest (approximately 90%) of the Subsidiary's common stock by issuing 620,906 shares of the Parent's common stock for 7,450,864 shares of the Subsidiary's common stock. The merger has been accounted for as a reverse merger; accordingly, the Subsidiary is treated as the purchaser in the transaction. During 1997, the Parent purchased an additional 82,353 shares of the Subsidiary's common stock for $28,000. Also, during 1998, the Parent purchased an additional 28,510 shares of the Subsidiary's common stock for $8,078 in cash and by issuing 396 shares of its common stock at $.34 per share. During 1998, the Company incorporated the wholly owned subsidiary Liberty Mint Marketing, Inc. (a Utah corporation). The consolidated financial statements include the accounts of the Parent and the Subsidiary. All significant intercompany transactions between Parent and Subsidiary have been eliminated in consolidation.

     Minority Interest - The Parent owns a 90% interest in the Subsidiary Liberty Mint, Inc. No minority interest has been recorded as the Subsidiary's liabilities exceed assets and the Company has experienced losses from the date of the merger.

     U.S. Treasury Bonds - The Company accounts for investments in debt and equity securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's treasury bonds (debt securities) have been classified as trading securities and are recorded at fair market value (See Note 4).

     Accounts Receivable - The Company factors their accounts receivable with a financial institution at 85% with full recourse. During the years ended December 31, 1998 and 1997, the Company received $704,623 and $123,803, respectively, from factoring accounts receivable. At December 31, 1998 and 1997, $4,730 and $85,095, respectively, have been received from factoring accounts receivable and are presented as a liability as the underlying accounts receivable have not been collected.

     Inventories - Inventories at December 31, 1998 and 1997, consist of silver, gold, other metals, and supplies. Silver and gold inventories are stated at market value. Other metals, and supplies are stated at the lower of cost or market using the first-in, first-out method (See Note 6).

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes (See Note 12).

     Advertising   Expense  -  Advertising   costs  are  expensed  as  incurred.
     Advertising expense amounted to $159,096 and $142,334 for the years ended December 31, 1998 and 1997, respectively.

     Property and Equipment - Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for additions and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

     Depreciation - Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the lease period or the estimated useful life of the improvements, whichever is less.

     Customer Silver Held on Account - Inventories held for customers on account are recorded as liabilities at market value (See Note 2, 6 and 17).

     Allowance for Sculpture Repurchases - The Company provides an allowance for sculptures purchased by customers, which may be repurchased from the customer under certain circumstances where the Company has an unconditional repurchase agreement with the Customer. The amount of the allowance is based upon probable future returns that can be reasonably estimated (See
     Note 17).

     Loss Per Share - Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires the Company to present basic earnings
     (loss) per share and dilutive earnings per share when the effect is dilutive. The computation of loss per share is based on the weighted average number of shares outstanding during the period presented. There was no effect on the financial statements for the change in accounting principle (See Note 11).

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provisions of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Reclassifications - The financial statements for all years prior to December 31, 1998 have been reclassified to conform to the headings and classifications used in the December 31, 1998 financial statements.

     Restatement - The financial statements for all periods presented have been restated to reflect the 6 to 1 reverse stock split subsequent to the year ended December 31, 1998 (See Note 20).

     Revenue Recognition - Revenue is recognized when the product is shipped.

     Preferred Stock of Subsidiary - Class A preferred stock has preference over all shares of common stock of the Subsidiary in the event of liquidation, such that the holders of preferred stock receive by way of liquidating distributions the value of their initial investment, plus accumulated dividends with the balance of any Subsidiary assets to be divided pro rata among the holders of common stock.
     Preferred stock also has voting rights on par with common stock.

     Cumulative preferred dividends began to accrue on October 10, 1996 at the rate of 10 percent annual interest, based on the total purchase price of the preferred stock; such dividends were to be paid in monthly payments beginning April 10, 1997, as follows: (a) dividend obligations accumulated on the purchase price from the period October 10, 1996 to April 10,1997 shall be payable in equal monthly installments over an 18 month period beginning April 10, 1997 and ending October 10, 1998 (said accumulated dividends shall not be subject to further interest charges after April 10,
     1997) and (b) dividends accruing and owed on the purchase price after April 10, 1997 will be paid monthly beginning April 10, 1997. At December 31, 1998 and 1997 the Company had $19,974 and $3,994 in accrued dividends payable. During 1998 and 1997, the Company paid $0 and $15,979 in dividends and $0 and $0 in accrued interest, respectively.

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. These accounting standards have no current applicability to the Company or their effect on the financial statements would not have been significant.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
     Actual results could differ from those estimated by management.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - GOING CONCERN

     The Company has incurred significant losses during 1998 and 1997, has current liabilities in excess of current assets of $1,302,480 at December 31, 1998, and has a stockholders' (deficit) of $1,541,005. As of December 31, 1998 and 1997, the Company held customer deposits in the amount of $407,206 and $442,566, respectively, and has taken silver and gold for various commitments to produce product. As of December 31, 1998 and 1997, the Company had silver commitments in excess of the amount of silver on hand in the amount of $247,893 and $16,463. As of December 31, 1998, the company does not have the ability to produce the prepaid product, committed product, or return the silver or gold without additional funds provided through loans and/or through additional sales of its common stock (See Note
     17). These items raise substantial doubt about the ability of the Company to continue as a going concern.

     Management's plans in regards to these matters are as follows:

         Management is proposing to raise necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. Management believes that it can improve operations, refinance debt, convert debt to equity, and reduce expenses. Management believes that a combination of these efforts will be necessary to continue as a going concern.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to obtain additional financing, establish profitable operations or realize its plans.

NOTE 3 - OTHER ASSETS

     Other assets consist of loan guarantee fees and refundable deposits on capital leases. The loan guarantee fees at December 31, 1997 have a cost basis of $24,000 and are being amortized over the term of the loan expiring in 1998. During the year ended December 31, 1998, the loan guarantee fees were fully expensed and both the asset and accumulated amortization were removed from the books. Amortization expense for the years ended December 31, 1998 and 1997 amounted to $22,714 and $2,571, respectively. The refundable deposits are being carried at cost of $7,499 and $1,285 for the years ended December 31, 1998 and 1997, respectively.

     The Company has entered into agreements to produce silver products for the contracted spot price of silver at the date of the agreement. The Company is exposed to the risk of fluctuation in the market price of silver at the date production begins versus the contracted spot price. At December 31, 1998, the market price of silver was less than the contract price, leaving the Company a $15,082 positive fluctuation that has been included in other assets.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - U.S. TREASURY BONDS

     The following is a summary of the Company's investment in 22 US treasury bonds as trading securities at December 31, 1998:

                Date              Maturity                             Market
              Acquired              Date             Cost               Value
               ----------         ----------      ----------          ----------
              12/31/98            8/15/2027     $      4,984        $      4,857
                                                  ----------          ----------
                                                $      4,984        $      4,857
                                                  ----------          ----------

         The Company has purchased these U.S. Treasury bonds with the intention to be sold with the sculptures at cost. During December 31, 1998 and 1997, the Company recognized an unrealized gain (loss) of $(127) and $85, respectively, and included these amounts in continuing operations.

NOTE 5 - PROPERTY AND EQUIPMENT

   The following is a summary of property and equipment - at cost, less accumulated depreciation and amortization as of December 31, 1998 and 1997:

                                              1998                      1997
                                           -----------              -----------
     Production and refining equipment     $   348,619           $      346,126
     Office equipment                          176,747                  146,307
     Leasehold improvements                     30,885                   30,885
     Coin dies                                  47,768                   47,768
                                           -----------               -----------
                                               604,019                  571,086
     Less:   accumulated depreciation
                and amortization              (509,215)                (435,517)
                                           -----------               -----------
                                                94,804           $      135,569
                                           -----------                ----------

     Of the office equipment, $72,935 in 1998 and $46,032 in 1997 is financed with capital leases (See Note 10) with related accumulated depreciation of $4,097 and $0, respectively. Depreciation and amortization expense for the years ended December 31, 1998 and 1997, amounted to $73,698 and $107,709, respectively.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INVENTORIES

     Inventories consist of the following at December 31:

                                                            1998                           1997
                                                     -------------------           -------------------
                                               Troy                               Troy
                                              Ounces            Value            Ounces            Value
                                            ----------       ----------        -----------       -----------
     Total silver inventory                     12,396            62,475           49,186           308,886
     Silver on lease                                 -                 -           (3,546)          (22,269)
     Silver held on account                    (60,323)         (304,027)         (45,755)         (287,341)
                                            ----------       ----------        -----------       -----------
         Net silver liability                  (47,927)         (241,552)            (115)             (724)
                                            ----------       ----------        -----------       -----------
     Total gold inventory                           72            20,749               12             3,519
     Gold held on account                          (94)          (27,090)             (66)          (19,258)
                                            ----------       ----------        -----------       -----------
         Net gold liability                        (22)           (6,341)             (54)          (15,739)
                                            ----------       ----------        -----------       -----------
         Combined net silver and
           gold liability                      (47,949)         (247,893)            (169)          (16,463)
                                            ----------       ----------        -----------       ----------
     Other inventories:
         Consignment inventory                                         -                              7,307
         Other metals inventory                                  178,641                             60,546
         Accessories inventory                                   100,828                            163,425
         Sculptures finished goods                                37,431                             23,400
         Reserve for obsolescence                               (150,000)                          (150,000)
                                                             -----------                         -----------
         Total other inventories                                 166,900                            104,678
                                                             -----------                         -----------
                      Total inventories                          250,124                            417,083
                                                             -----------                         -----------

     At December 31, 1998 and 1997, the Company is exposed to the risk of fluctuation in the market price of silver and gold on its uncovered liability of 47,927 and 115 troy ounces of silver and 22 and 54 troy ounces of gold, respectively. Gains and losses from the fluctuation in the market price of precious metals are recognized in the cost of goods sold account as they occur.

     The Company has applied silver and gold inventories toward silver and gold liabilities in the following order of preference:

                       Silver Inventory                         Gold Inventory
                         -------------                          -------------
                    Silver on lease                         Gold held on account
                    Silver held on account                     Customer deposits
                    Customer deposits

     At December 31, 1998 and 1997, the Company's gold and silver inventories are not adequate to meet silver on lease, inventories held on account, and customer deposits.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - NOTES RECEIVABLE - RELATED PARTY

     On March 1, 1989, the Subsidiary assumed all the assets and liabilities of Liberty Mint (a general partnership); liabilities exceeded the fair market value of assets by $848,810 at that date. In consideration, the Subsidiary accepted notes receivable from the former partners (now stockholders) for the amount of the excess. The notes were receivable in total annual installments of $114,680, which were paid through service agreements with the former partners. The notes were unsecured, accrued interest at 9.14% through December 31, 1996. During the year ended December 31, 1997, the Company determined that the future benefits from the service agreements were of no value and the notes receivable with the corresponding interest on the notes were fully expensed.

NOTE 8 - ACCRUED LIABILITIES

     The following is a summary of accrued liabilities as of December 31, 1998 and 1997:


                                          1998                       1997
                                    ----------------            -------------

       Payroll costs                 $     106,756            $     101,252
       Accrued interest                     27,251                    6,210
       Preferred dividend payable           19,974                    3,994
       Bonds payable                        81,551                   66,402
       Sculpture payable                    94,320                        -
       Royalties payable                    35,241                        -
       Advances payable                     75,197                        -
                                    ----------------            -------------
                                     $     440,290            $     177,858
                                    ----------------            -------------

     Royalties Payable -The Company was also committed to pay $30,000 in royalties by January 1998 for a specific project. As of December 31, 1998, the Company has paid the obligation in full.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - LONG-TERM OBLIGATIONS

     The following is a summary of long-term debt, which includes notes payable to related parties, as of December 31, 1998 and 1997:

                                                                               1998                 1997
                                                                          --------------        -------------

       Loan payable to a bank with monthly payments of
        $3,596, interest at prime plus 2.75%, due April 1,
        2004, secured by all equipment inventory and
        accounts receivables                                              $     178,386       $     201,275

       12% unsecured note payable to a shareholder,
         due November 18, 2000 (See Note 16)                                    200,000             200,000

       10% unsecured note payable to an individual due
         in monthly payments of principle and interest                            5,370              11,024

       12% unsecured demand note payable to a
         shareholder (See Note 16)                                               24,802               5,846

       12% unsecured notes payable to three shareholders
       (See Note 16)                                                            212,261              20,186
                                                                          -------------        -------------
                                                                          $     620,819       $     438,331
       Less:  current portion                                                  (464,995)           (254,575)
                                                                          -------------        -------------
                                                                          $     155,824       $     183,756
                                                                          -------------        -------------

     Future maturities of long-term debt and notes payable are summarized as follows:
                    Year
                 ----------
                    1999                                  $        464,996
                    2000                                            27,737
                    2001                                            30,947
                    2002                                            34,528
                    2003                                            38,523
                 Thereafter                                         24,088
                                                               -------------
                                                          $        620,819
                                                               -------------
NOTE 10 - LEASE OBLIGATIONS

     Capital Lease - During the year ended December 31, 1997, the Company entered into a capital lease wherein the Company is the lessee of office equipment under a capital lease expiring in July 2002. The asset and liability under the capital lease was recorded at $46,032. During the year ended December 31, 1998, the Company entered into an additional capital lease wherein the Company is the lessee of office equipment under the capital lease expiring in May of 2001. The asset and liability under the capital lease was recorded at $26,903. Amortization expense for the years ended December 31, 1998 and 1997 amounted to $11,837 and $6,022, respectively.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASE OBLIGATIONS [Continued]

     Total future minimum lease payments, executory costs and current portion of capital lease obligations are as follows:

     Future minimum lease payments for the years ended December 31,

                   Year ending December 31,                      Lease Payments
                     ---------------------                       --------------
                             1999                              $         27,356
                             2000                                        27,356
                             2001                                        18,219
                             2002                                         9,100
                                                                      ----------
         Total future minimum lease payments                   $          82,031
         Less:  amounts representing interest and executory costs         20,096
                                                                      ----------
         Present value of the future minimum lease payments               61,935
         Less:  current portion                                           21,641
                                                                      ----------
         Capital lease obligations - long-term                 $          40,294
                                                                      ----------

     Operating Lease - The Company has entered into a building lease for the office and production facility. The lease period on the facility extends to March 30, 2005, and may be extended by mutual agreement on a year-to-year basis. The lease can be canceled if either side provides written notice one year in advance. Lease expense for the years ended December 31, 1998 and 1997 amounted to $49,312 and $48,918, respectively. Following is a schedule of minimum annual rental payments for the next five years.

                 Year Ending                                     Minimum Annual
                December 31,                                    Rental Payments
                 ----------                                     ---------------
                    1999                                       $         48,783
                    2000                                                 48,783
                    2001                                                 48,783
                    2002                                                 48,783
                    2003                                                 48,783
                                                                    ------------
                                                               $         243,915
                                                                    ------------

     Effective July 1, 1998 and effective each July 1 thereafter, the rental amount will be increased by the annual inflation rate for the previous year.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of potential dilutive common stock for the years ended December 31, 1998 and 1997:

                                                         For the Years Ended
                                                            December 31,
                                                       ----------------------
                                                          1998            1997
                                                       ----------     ----------
       Loss from continuing operations available
         to common stockholders                     $ (1,720,525)  $ (2,053,512)

       Weighted average number of common shares
         outstanding used in basic earnings per share    800,771        432,273
                                                       ----------     ----------
       Weighted number of common shares and potential
         dilutive common shares outstanding used in
         dilutive earnings per share                       N/A            N/A
                                                      -----------     ----------


     The Company had at December 31, 1998 and 1997, options and warrants to purchase 541,344 and 381,302 shares of common stock, respectively, at prices ranging from $4.26 to $12.96 per share, that were not included in the computation of diluted earnings per share because their effect was anti-dilutive (the options exercise price was greater than the average market price of the common shares).

NOTE 12 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes [FASB 109]. FASB 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expenses of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards. At December 31, 1998 and 1997, the total of all deferred tax assets was $2,186,056 and $1,602,601 and the total of the deferred tax liabilities was $0 and $8,796. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INCOME TAXES [Continued]

     The components of income tax expense from continuing operations for the years ended December 31, 1998 and 1997 consist of the following:

                                                        1998             1997
                                                      ---------       ---------
       Current income tax expense:
          Federal                                    $    -           $     -
          State                                           -                 -
                                                      ---------       ---------
              Net tax expense                             -                 -
                                                      ---------       ---------
       Deferred tax expense (benefit) arising from:
          Excess of tax over financial
            accounting depreciation                  $  (12,826)      $ (10,725)
          Reserve for doubtful accounts                 (49,763)        (16,832)
          Reserve for sculpture repurchase                -             (37,000)
          Allowance for inventory valuation               -             (55,500)
          Accrued expenses                                3,228          (3,434)
          Reserve for NFL License                        (3,700)            -
          Net operating less carryover                 (529,190)       (876,539)
          Valuation allowance                           592,251       1,000,030
                                                      ---------       ---------
              Net deferred tax expense                $   -    $            -
                                                      ---------       ---------

     Because of the uncertainty surrounding the realization of the deferred tax assets, the Company has established a valuation allowance of $2,186,056 and $1,593,805 as of December 31, 1998 and 1997, which has been offset against the deferred tax assets. The net change in the valuation allowance during the year ended December 31, 1998, was $592,251.

     Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

     A reconciliation of income tax expenses at the federal statutory rate to income tax expense at the company's effective rate is as follows:

                                                        1998             1997
                                                      ---------       ---------
       Computed tax at the expected statutory rate     (584,955)      $(698,194)
                                                      ---------       ---------
       State and local income taxes, net of federal
         benefit                                        (51,614)        (61,605)
       Non-deductible expenses                            1,581             338
       Compensation expense                              43,938        (259,947)
       Valuation Allowance                              592,251       1,000,030
       Other items                                       (1,201)         19,378
                                                      ---------       ---------
          Income tax expense                          $   -    $            -
                                                      ---------       ---------

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INCOME TAXES [Continued]

     As of December 31, 1998 the Company has net tax operating loss (NOL) carryforwards available to offset its future income tax liability. The NOL carryforwards have been used to offset deferred taxes for financial reporting purposes. The Company has federal NOL carryforwards of $5,390,858 that expire in various years beginning in 2006 through 2018.

     The temporary differences and carryforwards gave rise to the following deferred tax assets (liability) at December 31, 1998 and 1997:

                                                          1998          1997
                                                        ---------     ---------
       Excess of tax over book accounting depreciation $  4,030       $  (8,796)
       Reserve for doubtful accounts                     67,901          18,138
       Charitable contribution carryover                    185             185
       Reserve for sculpture repurchase                  37,000          37,000
       Allowance for inventory valuation                 55,500          55,500
       Accrued expenses                                  23,122          26,351
       Reserve for NFL License                            3,700            -
       NOL Carryover                                  1,994,618       1,465,427

     As of December 31, 1998 and 1997 the deferred tax asset (liability) consisted of the following:

                                                         1998          1997
                                                       ----------    ---------
          Current deferred tax assets                   $   -        $    -
          Deferred tax assets (liabilities)                 -             -
                                                       ----------    ----------
                                                        $   -        $    -
                                                       ----------    ----------

NOTE 13 - LINE OF CREDIT

     Effective through the year ended December 31, 1996, the Company had established a revolving line of credit at a bank through a stockholder of the Company. During the year ended December 31, 1997, the Company paid the line of credit in full and the line of credit was cancelled.

NOTE 14 - CAPITAL STOCK

     Common Stock - During March 1997, the Company issued 25,000 shares of its previously authorized, but unissued common stock for cash. Total proceeds from the sale of stock amounted to $21,000 (or $0.84 per share).

     Services Rendered - During February 1998, the Company issued 2,500 shares of common stock for services rendered which were valued at $31,050 (or $12.42 per share). During December 1998, the Company issued 10,000 shares of common stock for services rendered which were valued at $60,000 (or $6.00 per share). The Company guaranteed that one year from the date of issue the price of its common stock would be valued at least $6.00 per share (See Note 17).

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - CAPITAL STOCK [Continued]

     Warrants - During June 1997, the Company granted warrants to purchase a total of 1,463,620 shares of the Company's common stock at prices ranging from $7.20 to $90.00 per share. The warrants expire between April 20, 1999 through June 26, 2002. During the years ended December 31, 1998 and 1997, 7,750 and 54,674 warrants have been exercised for total proceeds of $55,800 and $393,653.

     Public Offering - During the year ended December 31, 1996, the Parent sold 16,667 shares of common stock pursuant to a public offering. This offering was registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. The Parent and the sales agent arbitrarily determined an offering price of $7.20 per share. Total proceeds from the stock sold through December 31, 1998 amounted to approximately $120,000. As part of the offering the Company granted 100,000 warrants to purchase the Company's common stock at $7.20 per share to three entities and two individuals for services. As of December 31, 1998 and 1997, 6,083 and 77,083 warrants have been exercised for total proceeds of $43,800 and $555,000. As part of the offering the Company also granted 13,120 warrants to purchase the Company's common stock at $7.20 per share to former shareholders of the Subsidiary Liberty Mint, Inc. in exchange for 157,437 previously issued Subsidiary warrants. As part of the offering, the Company also granted 5,208 options to purchase the Company's common stock at $7.20 per share to former shareholders of the Subsidiary Liberty Mint, Inc. in exchange for 10,417 previously issued Subsidiary options.

     Stock Options - During November 1997, the Company issued 25,000 shares of its common stock for options exercised at $9.00 per share. During December 1998, the Company issued 135,834 shares of its common stock for options exercised at $3.60 per share. Subsequent to the year ended December 31, 1998, the Company issued 35,834 shares of its common stock for exercise of options for options exercised at prices ranging from $0.40 to $3.60 per share.

     Purchase of Subsidiary Stock - During June 1997, the Parent issued 620,906 shares of its common stock in conjunction with the purchase of the Subsidiary Liberty Mint, Inc. During November 1998, the Parent issued 396 shares of its common stock for 4,752 shares of the Subsidiary's common stock in order to increase its interest in the Subsidiary Liberty Mint, Inc. (See Note 1).

     Preferred Stock - The Company is authorized to issue 10,000 shares of preferred stock, no par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.

     Class A Preferred Stock of Subsidiary - The Class A Preferred Stock of the Subsidiary pays dividends at the rate of 10% and is fully cumulative. The Class A preferred stock are entitled to receive dividends, commencing
     October 10, 1996, at an annual rate of 10% per share out of the funds legally available and to the extent declared by the Board of Directors. The dividends are payable in equal monthly installments on April 10, 1997 and ending October 10, 1998. The dividends may be paid either in cash, in common stock of the corporation or a combination thereof. The holders of Class A Preferred Stock shall be entitled to one (1) vote of each share of Class A Preferred Stock held.

     Stock split - During May 1999, the Company effected a 6 to 1 reverse stock split, which has been retroactively reflected in these financial statements (See Note 20).

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - STOCK OPTIONS

     The Company applies APB Opinion No. 25 in accounting for its options granted under the employment agreements. Compensation of $118,750 and $63,594 was recorded in 1998 and 1997, respectively. The Corporation has adopted the disclosure-only provisions of Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The effect on net income from the adoption of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" would be the same.

     The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants during the period ended December 31, 1998: risk-free interest rate of 5.5%, expected dividend yield of zero, an expected life of 5 years and expected volatility of 459%.

     A summary of the status of the options granted under agreements at December 31, 1998 and 1997, and changes during the periods then ended is presented in the table below:

                                                              1998                             1997
                                                      ---------------------           ----------------------
                                                             Weighted Average                   Weighted Average
                                                    Shares    Exercise Price         Shares      Exercise Price
                                                   --------     ------------         --------      ------------

     Outstanding at
       beginning of period                         1,192,500   $     7.21                   -   $          -
     Granted                                         573,334         5.30           1,197,708           7.21
     Exercised                                       135,833         3.60               5,208           7.20
     Forfeited                                         4,400        12.96                   -              -
     Canceled                                         50,000         6.00                   -              -
                                                     --------    ------------        --------      ------------
     Outstanding at end of Period                  1,575,601   $     7.08           1,192,500   $       7.21
                                                     --------    ------------        --------      ------------
     Exercisable at end  of period                   272,168   $     5.17              12,500   $       5.82
                                                     --------    ------------        --------      ------------
     Weighted average fair value of
       options granted                               191,111   $     0.44              79,847   $       2.11
                                                     --------    ------------        --------      ------------


     A summary of the status of the  options  outstanding  under  agreements  at
     December 31, 1998 is presented below:
                                         Options Outstanding                           Options Exercisable
                                   ------------------------------------------     -------------------------

                                     Weighted-Average        Weighted Average                   Weighted-Average
     Range of           Number           Remaining               Exercise          Number           Exercise
  Exercise Prices     Outstanding    Contractual Life              Price         Exercisable          Price
    -------------      ----------       --------------        ---------------      ---------- -------------
        $6.00            682,501         4.2 years            $       6.00          233,001     $     6.00
        $6.00            566,667         4.5 years            $       6.00              -       $       -
        $6.00             83,333         3.5 years            $       6.00              -       $       -
        $5.76              8,333         2.3 years            $       5.76            8,333     $     5.76
       $12.96            203,933         1.2 years            $      12.96              -       $       -
        $3.60             30,834         0.5 years            $       3.60           30,834     $     3.60

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 15 - STOCK OPTIONS [Continued]

         The Company accounts for options agreements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Had compensation cost for these options been determined, based on the fair value at the grant dates for awards under these agreements, consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been the proforma amounts as indicated below:

                                                      For the Year Ended
                                                          December 31,
                                                    -------------------------
                                                        1998              1997
                                                   ------------     ------------
     Net Loss         As reported               $   (1,720,525)   $  (2,053,512)
                      Proforma                  $   (1,720,525)   $  (2,053,512)

     Loss per Share   As reported               $        (2.15)   $       (4.75)
                      Proforma                  $        (2.15)   $       (4.75)

NOTE 16 - RELATED PARTY TRANSACTIONS

     The Company entered into certain transactions with related individuals and entities resulting in the following balances at December 31, 1998.

     Notes Payable to stockholders - During December 1997, a shareholder of the Company loaned the Company $200,000 at 12% interest compounding yearly. At December 31, 1998 and 1997, accrued interest amounted to $27,167 and $2,827.

     During the year ended December 31, 1997, a shareholder and then officer and president of the Company paid expenses and purchased silver on the Company's behalf totaling $5,846. The note bears interest at a rate of 12% per annum. During the year ended December 31, 1998, an additional $47,000 was loaned to the Company for expenses. Also, during the year ended December 31, 1998, the Company paid the shareholder and former officer and president $31,182. Accrued interest of $2,497 has been included in the outstanding total of $24,802 as of December 31, 1998 (See Note 9).

     During the year ended December 31, 1998, three related shareholders paid expenses on behalf of the Company and loaned the Company silver and cash for a total loan of $212,261. Subsequent to the year ended December 31, 1998, the Company is negotiating to repay this amount with interest at 12% over a three-year period.

     Personal Service Agreement - On January 1, 1990, the Company entered into ten-year personal service agreements with the former partners of Liberty Mint. The terms of the agreements were that the Company would receive up to 80 hours of service from each individual per month. The agreements would expire December 31, 1999 and were noncancelable for the first five years. During the year ended December 31, 1997, the Company, however, cancelled the personal service agreements and fully expensed the notes receivable relating to those agreements (See Note 7).

     Sales - During the years ended December 31, 1998 and 1997, the Company had 2.3% and 2.5% of total sales to related parties.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - RELATED PARTY TRANSACTIONS [Continued]

     Accounts receivable - At December 31, 1998 and 1997, the Company had 11.2% and 7.3%, respectively, of total receivables to related parties.

NOTE 17 - LITIGATION, CONTINGENCIES AND COMMITMENTS

     Manufacturer Repurchase Agreements - Some sculptures that are shipped have an unconditional return policy attached with them. The length of term that an individual has to return the sculpture depends upon the brochure that was issued as an incitement to purchase the sculpture. The unconditional guarantee ranges from 1 year to an unlimited amount of time. The Company believes that the amount of returns are reasonably estimable and an allowance of $100,000 has been established. The total potential liability for returns is estimated at $1,500,000.

     The Company is at risk to repurchase sculptures for the same price originally purchased. From time to time the Company may be contacted by customers requesting the Company to repurchase the sculpture or to assist in re-selling the sculpture.

     Stock guarantee - During December 1998, the Company issued 10,000 shares of its common stock for advertising services performed valued at $60,000. The Company guaranteed the advertising company that one year from the date of issue they would be able to sell their 10,000 shares of common stock for a minimum price of $6.00 per share (or for a total of $60,000). The Company further agreed to issue a sufficient amount of shares to the advertising Company in order to sell and receive total proceeds of $60,000 if the trading price is less than $6.00 per share.

     Customer Deposits - The Company has accepted silver and gold to be stamped into coins and customer deposits for the purchase of gold or silver coins. As of December 31, 1998 and 1997 the amount of customer deposits was $407,206 and $442,556, respectively [See Note 2]. As noted in Note 6, the Company's silver and gold inventory at December 31, 1998 and 1997 was not adequate to meet the silver and gold held on account and customer deposits.

NOTE 18 - CREDIT RISK AND CONCENTRATIONS

     Currently, one customer accounts for approximately 14 percent of revenue. As of December 31, 1998 there were no indications that this relationship would be negatively affected in the near future.

     The Company has no policy of requiring collateral on any of its receivables; hence, if economic conditions or other unforeseen events were to negatively impact the economy, the risk of loss associated with the Company's receivables could exceed the current allowance for doubtful accounts.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - PRIVATE PLACEMENT OFFERING

     On December 9, 1996, the Company tendered a Private Placement Offering to issue common stock to finance marketing, operations, and the purchase of additional silver for working inventory, to repay short-term debt, and to acquire equipment. The Company offered to issue 700,000 shares of common stock at $2.88 per share to accredited investors. This offering expired February 28, 1997. In connection with the offering, warrants were granted with blocks of shares that exceed 16,667 shares; these warrants have an exercise price of $5.76 per share and expire on December 31, 1999. A total of 15,556 warrants were issued.

NOTE 20 - SUBSEQUENT EVENTS

     Stock - During January 1999, the Company issued 2,000,000 shares of its common stock for total proceeds of $800,000 (or $0.42 per share). The issuance of these shares resulted in 52 percent ownership of the new investors and in a new shareholder control. As of the date of this audit $133,400 of the total amount was collected.

     During Janaury 1999, the Company issued 750,000 shares of its common stock for total proceeds of $125,000 (or $0.17 per share).

     During May 1999, a shareholder of the Company exercised options to purchase 5,000 post split shares of the Company's common stock at $.40 per share for total proceeds of $2,000.

     Reverse split - During May 1999, the Company had a 6 to 1 reverse stock split. Fractional shares were rounded to the nearest whole share. The financial statements for all periods presented have been retroactively restated to reflect the reverse stock split.

     Reorganization - During April 1999, the Company reorganized its management by replacing its president. The chief financial officer was also released and has not been replaced.

     Lease obligation - During February 1999, the Company entered into an additional capital lease. This lease requires monthly payments of $688 and is for a 5 year term.

     Contingency - During January 1999, the Company has become noncompliant with its payroll tax responsibilities.

     Stock guarantee - During March 1999, the Company issued an additional 6,667 shares of its common stock for advertising services performed valued at $40,000. The Company guaranteed the advertising company that one year from the date of issue they would be able to sell their 6,667 shares of common stock for a minimum price of $6.00 per share (or for a total of $40,000). The Company further agreed to issue a sufficient amount of shares to the advertising Company in order to sell and receive total proceeds of $40,000 if the trading price is less than $6.00 per share.




                               End of Audit Report

                                    PART III


ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 23 of this Form 10-SB under "Item 2. Description of Exhibits."



                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 21st day of September 1999.

                                       Liberty Mint, Ltd.


                                        /s/ Daniel Southwick

                                       Daniel Southwick, Chief Executive Officer

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Signature                    Title                             Date



   /s/ Daniel Southwick      Chief Executive Officer, Director 21 September 1999
--------------------------
Daniel Southwick



   /s/ Robert Joyce          Secretary, Director               21 September 1999
--------------------------
Robert Joyce



   /s/ Eugene Pankratz       Controller, Treasurer             21 September 1999
--------------------------
Eugene Pankratz



   /s/ John Pennington       Director                          21 September 1999
--------------------------
John Pennington



   /s/ William C. Schmidt    Director                          21 September 1999
--------------------------
William C. Schmidt

ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit
No.    Page No.          Description

2(i)     24      Articles of Incorporation of the Company formerly known as St.
                 Joseph Corp. VI, a Colorado corporation, dated March 15, 1990.

2(ii)    28      Articles of Amendment for St.Joseph Corp., dated July 26,1993,
                 changing   the   name   of   the   Company   to   Petrosavers
                 International, Inc.

2(iii)   29      Articles  of  Amendment for  Petrosavers  International, Inc.,
                 dated August 19, 1996, changing the name of the Company to Hana Acquisitions, Inc.

2(iv)    30      Articles of Amendment for Hana Acquisitions, Inc.,dated June 9,
                 1997, changing the name of the Company to Liberty Mint, Ltd.

2(v)     31      Articles  of  Amendment and  Restatement of  the  Articles  of
                 Incorporation  for  Liberty  Mint,  Inc.,  a Utah corporation.
                 Liberty  Mint, Inc. is a 90% owned subsidiary of Liberty Mint,
                 Ltd.

2(vi)    36      By-laws of the Company adopted on March 15, 1990.





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